August 22, 2011
Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Kevin Vaughn Accounting Branch Chief

Re:	Sigma Designs, Inc. Form 10-K for the Fiscal Year Ended January 29, 2011, Filed March 28, 2011 Form 10-Q for the Quarter Ended April 30, 2011, Filed on June 9, 2011 File No. 001-32207

Dear Mr. Vaughn:

Sigma Designs, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated July 28, 2011.  Set forth below are the Registrant’s responses to the Staff’s comments.  The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Form 10-K for the Fiscal Year Ended January 29, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

-Critical Accounting Policies and Estimates, page 33

-Valuation of Inventories, page 34

1.
We note your disclosures related to how you evaluate your inventory for a decline in net realizable value. Please revise your future filings to discuss in more detail how you develop certain of your assumptions such as "forecasted demand" for purposes of your inventory valuation analysis.  For example, discuss how you arrived at your estimates for forecasted demand, how accurate your estimates of forecasted demand have been in the past and how much the estimates of forecasted demand have changed in the past.

Response:  The Company respectfully notes the Staff’s comment and intends to revise future filings accordingly.

August 22, 2011

-Liquidity and Capital Resources, page 45

2.
Further to the above, we note on page 46 that you explain the increase in your inventory is a result of easing in supply of wafers and increase in your die bank for your newer generation products to meet forecasted demand. We further note your disclosures on page 27 of your April 30, 2011 Form 10-Q related to why you have increased inventory as of April 30, 2011.  We also note that your sales for the three months ended April 30, 2011 have decreased as compared to the three months ended May 1, 2010. It appears that the decline in sales could negatively impact your ability to recover the full recorded amount of your inventory. Please tell us how the increase in the provision for excess and obsolete inventory of approximately $167,000 for the three months ended April 30, 2011 considered this factor.  Please also explain to us in more detail what you mean by "easing in supply of wafers."

Response: During the latter half of fiscal 2010 and the first nine months of fiscal 2011, the demand for wafer foundry service at certain production facilities was greater than foundry capacity.  The result was that our wafer supplier put us on an allocation that was insufficient to meet our demand.  To satisfy our demand, we initiated a second source supply of wafers from an older fabrication facility, at a higher cost, for a period of time.  Towards the end of fiscal 2011, capacity constraints diminished resulting in an increase in the supply of wafers produced at the lower cost fabrication facilities compared to the supply in the latter half of fiscal 2010 and the first nine months of fiscal 2011.

In addition to an increase in an ability to obtain a greater supply of wafers, in fiscal Q1 2012 overall demand from our customers declined which resulted in a higher level of inventory than we had experienced in the prior several quarters.

We have historically experienced significant volatility in our customer demand due to various factors including their plans for deployment of products to their customers and product transitions.  During the first quarter of fiscal 2012 we began to experience the effect of our largest customer’s product transition away from our product due to competitive factors.  As a result of this transition, we had more of certain die on hand than our six month demand forecast called for.  As such, we reviewed the plans for securing demand for this inventory beyond six months and believed that we would be able to secure sufficient demand over an extended period and at a reasonable profit margin.  Accordingly, we took no excess or obsolete inventory charge or lower of cost or market charge for these die, however, we did require $167,000 of reserve on other products which were at the end of their product lifecycle.

August 22, 2011

3.
We note your disclosures on page 72 that you consider $46.5 million of undistributed earnings of your foreign operations to be permanently reinvested and your disclosures on page 58 that you have $30.8 million of cash on hand held overseas. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Response:  The Company respectfully notes the Staff’s comment and intends to revise future filings accordingly.

Item 8. Financial Statements and Supplementary Data, page 49

Notes to Consolidated Financial Statements, page 55

Note 1. Organization and Summary of Significant Accounting Policies, page 55

-Goodwill and Intangible Assets, page 56

4.
Please revise this note in future filings to disclose in more detail how you evaluate your goodwill for impairment. In this regard, please also address the following in the Critical Accounting Policies section of MD&A in future filings:

August 22, 2011

●	Please disclose the date at which you test your goodwill on an annual basis for impairment;

●	Please disclose the number of reporting units that you have identified;

●	Please disclose the percentage by which the fair value exceeded carrying value as of the date of the most recent test;

●	Describe the methods and key assumptions used and how the key assumptions were determined;

●	Describe the degree of uncertainty associated with the key assumptions; and

●	Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please provide us with a sample of your proposed disclosure.

Response: The Company respectfully notes the Staff’s comment and intends to revise future filings. The following is a sample of the revised disclosure that the Company intends to include in future filings:

We review goodwill and intangible assets with indefinite lives for impairment annually, as of the last day of our fiscal year, and whenever events or changes in circumstances indicate the carrying value may not be recoverable.  This review involves a two-step process.  The first step requires identification of a company's reporting units and comparing the fair value of each reporting unit to its net book value, including goodwill.  We have identified that we operate one reporting unit.  The fair value of our operating unit is determined to be equal to our market capitalization as determined through quoted market prices, adjusted for a reasonable control premium.  Control premiums are estimated based on a review of acquisitions of comparable semiconductor companies that were completed during the last four years.  A potential impairment exists if the fair value of the reporting unit is lower than its net book value.  As of January 30, 2011 our estimated fair value exceeded the carrying value of our net assets by 66%.  The second step of the process is only performed if a potential impairment exists, and it involves determining the difference between the fair value of our reporting unit’s net assets other than goodwill to the fair value of the reporting unit and, if the difference is less than the net book value of goodwill, an impairment exists and is recorded.  We have not been required to perform this second step of the process because the fair value of our reporting unit has exceeded the net book value at each measurement date.  However, an impairment charge would be recorded if the carrying value exceeded the assets’ fair value.

August 22, 2011

We assess the carrying value of long-lived assets whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable.  Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions.  These estimates and assumptions include revenue growth rates and forecasted operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables.  We base our fair value estimates on assumptions we believe to be reasonable.  Actual future results may differ from those estimates.  Future competitive, market and economic conditions could negatively impact key assumptions including our market capitalization, actual control premiums, or the carrying value of our net assets which could require us to realize an impairment of our goodwill and intangible assets.

-Revenue Recognition, page 56

5.
We note that your revenue recognition policy addresses how you recognize revenue for the sale of your products and service contracts. However, your revenue recognition policy does not address how you recognize revenue related to product development contracts. Please revise your revenue recognition policy in future filings to explain how you recognize revenue related to your product development contracts. Refer to the guidance in Topic 605 of the FASB Accounting Standards Codification and SAB Topic 13. Please provide us with a sample of your proposed disclosure.

Response: The Company respectfully notes the Staff’s comment and intends to revise future filings accordingly.  Please note that we are adjusting our revenue recognition policy to reflect that we now derive revenue primarily from only one source.  This is due to the fact that our non-product revenues, including development contracts have become an insignificant portion of our total revenue, or less than 1%. This is supported by the footnote and MD&A discussions and numerical disclosures on revenue composition.  The following is the revised paragraph that the Company intends to include in future filings:

Revenue recognition: We derive our revenue primarily from product sales.  Our products, which we refer to as 'SoC solutions' consist of highly integrated semiconductors and embedded software that enables real-time processing of digital video and audio content, which we refer to as real-time software. We do not deliver software as a separate product in connection with product sales.  We recognize revenue for product sales when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the fee is fixed or determinable and collectability is reasonably assured.

August 22, 2011

6.
We also note from page five and throughout the filing that your products contain certain elements of software. Please revise your future filings to explain how you addressed the guidance in Topic 985 of the FASB Accounting Standards Codification.  Please provide us with a sample of your proposed disclosure.

Response:  The Company respectfully notes the Staff’s comment and intends to revise future filings accordingly.  Please note that we are adjusting our revenue recognition policy to reflect the fact that we derive revenue primarily from only one source.  For further information, see our response to comment 5.  As such, the guidance in Topic 985 of FASB Accounting Standards codification is not applicable.

Note 10. Acquisitions, page 63

7.
We note that you acquired CopperGate Communications Ltd. (CopperGate) on November 10, 2009 for $169.4 million and that you included historical audited financial statements as of December 31, 2008 and 2007, and for the two years ended December 31, 2008 for CopperGate within your Form 8-K/A filed on November 25, 2009. Please provide us with your calculations of the significance of the acquisition for purposes of determining the periods to present in the financial statements required by Rule 3-05 of Regulation S-X.

Response:

We calculated the significance of the acquisition for purposes of determining periods to present based on the following:

In accordance with Rule 3-05b.2, we concluded our investment in CopperGate represented 51% of our total assets at the end of our most recently completed fiscal year, or January 1, 2009. As such, we would be required to file three years of financial statements if CopperGate were a U.S. registrant.

August 22, 2011

CopperGate was an entity formed under the laws of Israel and, more than 50% of its outstanding ownership was held by non-U.S. residents. As such, we relied on the guidance in the Division of Corporation Finance, Financial Reporting Manual, Section 2.4.2.4.10 which states:

Foreign registrants need only reconcile their financial statements and selected financial data to U.S. GAAP for the two most recently completed fiscal years and any interim periods required in the IPO registration (even though five years of selected financial data is still required to be included) if their financial statements have previously not been filed with the Commission on a reconciled basis. First time foreign registrants that elect to prepare their financial statements in accordance with U.S. GAAP may provide an income statement and statement of cash flows for only the two most recent fiscal years. This accommodation also applies to financial statements of foreign businesses filed by domestic registrants pursuant to Rules 3-05 and 3-09 of Regulation S-X regardless of the significance of the foreign acquiree or foreign investee. [STM Topic 6.III.A]

In accordance with this guidance, we have presented two years of audited financial information of CopperGate.

8.	Please also revise your future filings to provide all the disclosures required by Topic 805 of the FASB Accounting Standards Codification related to this acquisition. These disclosures should include:

●	a qualitative description of the factors that make up the goodwill recognized in accordance with paragraph 805-30-50-1 of the FASB Accounting Standards Codification;

●	the total amount of goodwill that is expected to be deductible for tax purposes in accordance with paragraph 805-30-10-50(1)(d);

●	in MD&A a more detailed discussion of the significant estimates, assumptions and methodologies used to determine the fair value of the identifiable intangible assets.

Response:  The Company respectfully notes the Staff’s comment and intends to revise future filings accordingly.

August 22, 2011

Note 11. Goodwill and Intangible Assets, page 65

9.
We note on page 66 that you recognized $10.7 million of in-process research and development expense (IPR&D) related to the CopperGate acquisition. We note similar disclosures within your April 30, 2011 Form 10-Q. Please revise future filings to address the following comments:

●	Please disclose the fair value assigned to each project and the projected costs to complete by project; and

●
For each project, please disclose the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date and the date you will begin benefiting from the projects.

Response:  The Company respectfully notes the Staff’s comment and intends to revise future filings accordingly.

Note 17. Income Taxes, page 72

10.
We note that your tabular presentation related to the components of deferred tax assets and liabilities does not equal $10.2 million. It appears that you inadvertently present a $0 valuation allowance as of January 29, 2011 related to your deferred tax asset. However, we note on page 73 that your valuation allowance increased by $.7 million for fiscal 2011.  Please reconcile these disclosures.

Response:  The Company notes a number was inadvertently dropped during the process of converting its Form 10-K for submission into the Edgar format, resulting in a blank where the number should have been.  The valuation allowance as of January 29, 2011 was $14.0 million and the change in valuation allowance was $0.7 million.  The Company intends to revise future filings on Form 10-K to correct this omission.

August 22, 2011

Form 10-Q for the Quarter Ended April 30, 2011

Note 9. Goodwill and Intangible Assets, page 12

11.
We note that from the time of your last annual goodwill impairment test, your market capitalization has declined significantly and that as of April 30, 2011, your market capitalization is almost equal to the net book value of your equity. We further note that you have recognized a $5.7 million net loss for the three months ended April 30, 2011. With a view toward enhanced disclosure in your next Form 10-Q, please tell us how you have considered the guidance in paragraph 350-20-35-30 of the FASB Accounting Standards Codification, including a discussion of whether you concluded interim goodwill impairment testing was necessary and the basis for your determination. If you have performed an interim impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable. We may have further comment upon reviewing your response.

Response: As of April 30, 2011 we considered whether the decline in our market capitalization, sales and profitability and the effect of our largest customer’s product transition away from our product due to competitive factors, which was not unanticipated, would trigger a goodwill impairment review. In reviewing each of these elements separately and as a whole we concluded that a goodwill impairment review was not required. Our decline in sales for the period ended April 30, 2011 was in alignment with what we had forecast for the period and combined with increased investments in our new product development resulted in a loss for the quarter.  Furthermore, our market capitalization was 2% greater than our carrying value at April 30th and though it fell lower after we released our fiscal Q1 2012 earnings, was still above our carrying value when a control premium was considered.

* * *

The Registrant acknowledges the following:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 22, 2011

We would be pleased to answer your questions or provide you with any other information you need.  Please contact me at 408-957-9794.

Very truly yours,

/s/ Thomas E. Gay III

Thomas E. Gay III
Chief Financial Officer and Secretary

cc:	Thinh Q. Tran,
Chairman of the Board, President and Chief Executive Officer
Sigma Designs, Inc.

Matthew Chavez, Partner
Armanino McKenna LLP

James J. Masetti, Partner
Pillsbury Winthrop Shaw Pittman LLP